Exhibit 12.1
MedAssets, Inc.
Computation of Ratio of Earnings to Fixed Charges
Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

(Unaudited and in thousands,	Fiscal Year Ended December 31,					Three Months Ended
except ratio amounts)	2006	2007	2008	2009	2010	March 31, 2010	March 31, 2011

Other financial data:
Earnings
Pre-tax (loss) income	($17)	$10,812	$18,330	$32,773	($46,379)	$9,253	($24,351)
Fixed charges	10,921	20,391	21,271	18,114	27,508	3,932	18,049

Total earnings	10,904	31,203	39,601	50,887	(18,871)	13,185	(6,302)
Total fixed charges	$10,921	$20,391	$21,271	$18,114	$27,508	$3,932	$18,049
Ratio of earnings to fixed charges(1)	1.0	1.5	1.9	2.8	-	3.4	-
Earnings deficiency to cover fixed charges	-	-	-	-	($46,379)	-	($24,351)

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense. Due to our loss, the ratio coverage was less than 1:1 in 2010 on an actual basis and for the three months ended March 31, 2011.